FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of July 2007
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com
Hyderabad, India, July 10, 2007
Dr. Reddy’s launches Glimy MP 1 and Glimy MP2.
Triple drug combination ideal to address the triple defects in diabetes
Hyderabad, India, July 10, 2007: Glimy MPTM (Glimepiride+ Metformin+ Pioglitazone) has been launched nationwide in July 07 marking the entry of Dr. Reddy’s in the triple drug combination oral hypoglycemic agents market. Glimy MPTM is an extension of the existing products of Dr.Reddy’s used in the management of Type 2 diabetes. It is a one step approach to intensive glycemic control.
Glimy MPTM is available in dosages of 1mg (Glimy MP1) and 2mg (Glimy MP2), in sizes of 10tabs / strip and 10strips/pack. The triple drug combination offers the range of options available for the doctor to address their needs in different situations in the management of type 2 diabetes.
Notes to the editor:
•	The triple drug combination oral hypoglycemic agents market is about Rs 62 crore in size and has grown by 176% in the last one year (as per ORG MAT April’07)

•	Glimy MPTM is a new brand extension. Existing products of Dr.Reddy’s are GLIMY (Glimepiride 1,2,3,4 mg tabs), GLIMY-M (Glimepiride1 & 2 mg+ Metformin ER 500mg) and GLIMY-P (Glimepiride + Pioglitazone)

•	Dr.Reddy’s is the first company to emphasize on HbA1C(Glycosylated Hemoglobin level) target as < 6.5%

•	Glimy MPTM helps patients achieve the level of HbA1C < 6.5%

•	Other brands of Dr.Reddy’s in this segment are ReclideTM & ReclimetTM
Brief mode of action of Glimy MPTM

•	Diabetes is a metabolic disease with three anomalies i.e. reduced insulin secretion, decreased insulin sensitivity & increased hepatic glucose production.

•	Glimepiride works by increasing the insulin secretion (act on Pancreas), Metformin acts by decreasing the hepatic glucose output (act on Liver), and Pioglitazone acts by increasing the insulin sensitivity (act on peripheral tissues).

•	Thus the triple combination addresses all the three anomalies in diabetes & thereby helps patients to achieve the target goal of HbA1C <6.5.
Disclaimer:
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s:
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
www.drreddys.com
Contact Information:
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620.
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-23731946 ext. 308

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s to release Q1 FY08 results on July 23, 2007;
Earnings call slated for July 23, 6.30 PM IST/9.00 AM EST
Hyderabad, India, 18th July 2007: Dr. Reddy’s Laboratories (NYSE: RDY) will announce results for the first quarter ended June 30, 2007 on Monday, July 23, 2007 after the Board Meeting. The results will be available on the Company’s website www.drreddys.com
Summary of Events

Event	Date and Time (IST)	Medium

Release of financial results	July 23, after the Board Meeting	Email, Media, Company website, Businesswire

Earnings Call	July 23, 6.30 PM IST / 9.00 AM EST	Hosted by the Company (Details below)

Webcast of Earnings Call	July 23, 6.30 PM IST / 9.00 AM EST through July 30 2007	URL available on Company’s website, www.drreddys.com

Transcripts of the Earnings call	Available on the Company’s website	URL available on Company’s website, www.drreddys.com
Earnings Call
Following the release, the management of the Company will host an earnings call to discuss the Company’s financial performance.

Date	Timing	Dial-in number

Participants from India
022.2781.3043

Stand by — 022 6776 3743
Replay access No: 022 6776 3743

July 23, 2007	India — 6.30 PM	Participants from US:
	US EST — 9.00 AM	TOLL FREE: 877 209 0463
US/International Toll Number : +1 706 643 0283
Conference ID: 1004859#

Participants outside India & US (Singtel bridge)
(65) 666 8 7512
Conference Code: 799653#

No password/pin number is necessary to dial in to any of the other calls. As participation in the call is limited, early registration is encouraged. The operator will provide instructions on asking questions before and during the call.
Audio Webcast
The audio webcast of the earnings call will be available to all interested parties at www.drreddys.com. Please visit the web site at least fifteen minutes ahead of the scheduled start time to register and to download and install any necessary audio software. Participants in the webcast can listen to the proceedings, but will not be able to ask questions. The replay will be available 2 hours after the earnings call, through July 30, 2007.
Transcript
The transcript of the earnings call will also be available on the Company’s website within 7 working days of the call.
About Dr Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research program of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management. Website: www.drreddys.com
Contact Information
For further information please contact: Investor Relations: Nikhil Shah (nikhilshah@drreddys.com) or on +91-40-23731946 ext. 308
Safe Harbor
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Hyderabad, India, July 23, 2007
Dr. Reddy’s Q1 FY08 revenue at Rs 12,018 million;
Net income at Rs 1,825 million;
Hyderabad, India, July 23, 2007: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the quarter ended June 30, 2007.
•	Q1 FY08 Revenue at Rs 12.0 billion ($296 mn) as against Rs 14.0 billion ($346 mn) in Q1 FY07

•	Q1 FY08 PAT at Rs 1,825 million ($45 mn) as against Rs 1,398 million ($34 mn) in Q1 FY07

•	Growth in revenues at 10% excluding for the upsides from authorized generics
Q1 FY08 Key highlights
•	Revenues at Rs 12.0 billion ($296 mn) in Q1 FY08 as against Rs 14.0 billion ($346 mn) in Q1 FY07, representing a decrease of 14%
•	Revenues from international markets at Rs. 9.4 billion ($281 mn) in Q1 FY08 as against Rs 11.7 billion ($287 mn) in Q1 FY07; contributed 78% to total revenues in Q1 FY08 as compared to 83% in Q1 FY07.
•	Excluding the upsides from authorized generics products from both the quarters, revenues increase by 10% to Rs 11.8 billion ($290 mn) in Q1 FY08 from Rs 10.7 billion ($264 mn) in Q1 FY07.
•	Revenues in branded formulations business increase by 15% to Rs. 4.0 billion ($100 mn) in Q1 FY08 from Rs. 3.5 billion ($87 mn) in Q1 FY07 driven by growth in India, Russia and CIS.
•	As per ORG IMS May 2007, the Company has outperformed the industry growth rate and has improved its ranking in the industry to 9th position from the 10th position. The Company continues to rank as the second fastest growing company in the Top 10.
•	Revenues from betapharm at Rs. 2.1 billion ($53 mn) in Q1 FY08 as compared to Rs. 1.9 billion ($49 mn) in Q1 FY07.
•	As per INSIGHT May 2007, betapharm recorded a 36% growth in pharmacy volumes.
•	In North America, revenues from Generic finished dosage business increase by 59% to Rs 1.5 billion ($38 mn) from Rs 958 million ($24 mn) in Q1 FY07, excluding the upsides from authorized generics.

•	Revenues in the API business increase by 13% to Rs 2.6 billion ($64 mn) in Q1 FY08 from Rs. 2.3 billion ($57 mn) in Q1 FY07 primarily driven by growth in international markets.

Revenues from custom pharmaceuticals services decline to Rs 1.0 billion ($25 mn) in Q1 FY08 from Rs 1.4 billion ($35 mn) in Q1 FY07. This decrease was due to the decline in revenues from Mexico resulting from supply shortages of one of the key raw materials.
EXTRACT FROM THE UNAUDITED INCOME STATEMENT

	Q1 FY 08			Q1 FY 07
Particulars	($)	(Rs.)%		($)	(Rs.)	(%)	Growth %
Total Revenues	296	12,018	100	346	14,049	100	(14)
Cost of revenues	146	5,914	49	196	7,960	57	(26)
Gross profit	150	6,104	51	150	6,089	43	—
Selling, General & Administrative Expenses	78	3,166	26	82	3,346	24	(5)
R&D Expenses (1)	20	806	7	13	533	4	51
Amortization Expenses	9	351	3	9.6	388	3	(10)
Other operating (income)/expense net (2)	—	0.8	0	(2)	(70)	0	—
Forex Loss/(Gain)	(7)	(285)	(2)	1.8	74	1	—
Operating income/(loss)	51	2,065	17	45	1,817	13	14
Equity in loss of affiliates	(0.1)	(4)	0	—	(15)	—	(73)
Other (expenses)/income net	(1.4)	(57)	0	(5)	(197)	2	(71)
Income before income taxes and minority interest	49	2,003	17	39.5	1,605	11	25
Income tax benefit/(expense)	(4.5)	(181)	(2)	(5)	(208)	1	—
Minority interest	(0.1)	(3)	0		0	0	—
Net income	45	1,825	15	34	1,398	10	31
DEPS	0.27	10.82		0.22	9.07
Exchange rate		40.58			40.58
Key Balance Sheet Items

	As on 30 June 07		As on 31st March 07
Cash and cash equivalents	274	11,112	458	18,588
Borrowing from banks (Short + Long)	377	15,290	610	24,754
Accounts receivable net of allowances	176	7,127	185	7,519
Inventories	208	8,426	186	7,546
Property, plant and equipment, net	319	12,963	306	12,428

1.	Income recognition under Generics R&D partnership with ICICI Venture amounting to Rs 158 million in Q1 FY07 compared to nil in Q1 FY08 . Reimbursement of expenses from Perlecan Pharma Private Limited of Rs. 86 million in Q1 FY 07 as against Rs 31 million in Q1 FY07.
SEGMENTAL ANALYSIS
Active Pharmaceutical Ingredients (APIs)
•	Revenues at Rs 2.6 billion in Q1 FY08 as against Rs 2.3 billion in Q1 FY 07, representing an increase of 13%.

•	Revenues outside India at Rs 2.0 billion in Q1 FY08 as against Rs 1.7 billion in Q1 FY07, an increase of 24%. Such revenues contributed 80% of total segment revenues as compared to 73% in Q1 FY07.

•	Revenues in Europe increase by 22% to Rs. 536 million in Q1 FY08 from Rs. 440 million in Q1 FY07 primarily driven by increase in sale of key products.

•	Revenues in rest of the world markets increase by 27% to Rs. 1.0 billion in Q1 FY08 from Rs. 824 million in Q1 FY07, primarily driven by growth in key markets.

•	Revenues in North America increase by 19% to Rs 498 million in Q1 FY08 as against Rs 420 million in Q1 FY07 driven by combination of new launches as well as new products under development.

•	Revenues in India at Rs 535 million in Q1 FY08 compared to Rs 625 million in Q1 FY07, a decrease of 14%, primarily on account of volume decline in key products.

•	The Company filed 3 US DMFs during the quarter taking the total filings to 107. The company also filed 3 DMFs each in Canada and Europe.
Generic Finished Dosages
•	Revenues in this segment at Rs 4.2 billion in Q1 FY08 as against Rs 6.7 billion in Q1 FY07.

•	North America contributed 42% and Europe contributed 58% to the segment revenues.

•	In North America, revenues at Rs. 1.8 billion in Q1 FY08 as against Rs. 4.3 billion in Q1 FY07. Excluding the upsides from authorized generics in both the quarters, revenues increase by 59% from Rs 958 million in Q1 FY07 to Rs 1.5 billion in Q1 FY08. This increase was the result of the first full quarter of revenues from all the new products launched during FY07.
•	Revenues from fexofenadine, generic version of Allegra® at Rs. 517 million. Currently, the Company’s market share is about 25%.

•	Revenues from ondansetron, generic version of Zofran® at Rs. 66 million. Following expiry of exclusivity, the Company’s market share is about 54%.
•	In Europe revenues increase to Rs. 2.5 billion in Q1 FY08 from Rs. 2.4 billion in Q1 FY07.
•	Revenues from betapharm (Germany) at Rs. 2.1 billion in Q1 FY08 as compared to Rs. 1.9 billion in Q1 FY07.

•	Revenues from UK at Rs. 327 million in Q1 FY08 as against Rs 426 million in Q1 FY07.

•	Revenues from Spain at Rs. 14 million.
•	As per INSIGHT May 2007, betapharm registered a 36% growth in pharmacy volumes.

•	betapharm has the largest number of contracts with insurance companies covering about 70% of the total insured population in Germany.

•	In Q1 FY08, the Company filed 8 ANDAs including 3 first-to-file opportunities. The Company also received approval (including tentative) for 4 ANDAs. The Company also filed 3 dossiers in Europe.
Branded Finished Dosages — International
•	Revenues at Rs 2.0 billion in Q1 FY08, an increase of 14% over Q1 FY07. This growth was primarily driven by Russia and CIS markets.

•	Revenues in Russia increase by 11% to Rs. 1.2 billion in Q1 FY08 as against Rs. 1.1 billion in Q1 FY07. This growth was primarily driven by increase in sales from key brands of Nise, Ciprolet and Keterol as well as the contribution from new products launched during FY07.

•	Revenues in CIS markets increase by 25% to Rs 423 million in Q1 FY08 as against Rs 339 million in Q1 FY07. This growth was primarily driven by increase in sales from Ukraine and Kazakhstan.
Branded Finished Dosages — India
•	Revenues at Rs 2.0 billion in Q1 FY08 as compared to Rs. 1.7 billion in Q1 FY07, representing an increase of 16%. This growth was primarily driven by growth in key brands of Omez, Nise, Stamlo Beta, Atocor and Razo. These brands are growing ahead of their respective segment growth rate.

•	Seven new products launched during the quarter.

•	As per ORG IMS May 2007,
•	Company continues to be ranked as the second fastest growing company in the Top 10,

•	Company (growth of 25%) outperformed the market growth rate of 14%,

•	Company improved its rank in the industry to the 9th position.
Custom Pharmaceutical Services (CPS)
•	Revenues from CPS at Rs. 1.0 billion in Q1 FY08 as compared to Rs 1.4 billion in Q1 FY07.
•	Revenues from Mexico at Rs. 830 million in Q1 FY08 as compared to Rs. 1.2 billion in Q1 FY07. This decline in revenues was primarily on account of shortfall in supplies of one of the key raw materials.

•	Revenues from India increase marginally from Rs. 178 million in Q1 FY07 to Rs. 187 million in Q1 FY08.
Income Statement Highlights

•	Gross profits increase marginally to Rs. 6.1 billion in Q1 FY08 from Rs. 6 billion in Q1 FY07. Gross profit margins on total revenues at 51% as against 43% in Q1 FY07. In Q1 FY07, revenues from authorized generics contributed 24% to total revenues and earned gross margins significantly below company average gross margin.

•	R&D investments (net) at 7% of total revenues as against 4% in Q1 FY07. Gross R&D investments increase by 8% to Rs 837 million from Rs 777 million in Q1 FY07. Further, in Q1 FY07, the Company recognized Rs 244 million under its R&D partnerships as a benefit to the R&D line item as compared to Rs. 31 million in Q1 FY08.

•	Selling, General & Administration (SG&A) expenses decrease by 5% to Rs 3.2 billion. As % to revenues, adjusted for authorized generics, the SG&A ratio to sales is at 27% in Q1 FY08 as compared to 31% in Q1 FY07.

•	Forex gain of Rs 285 million in Q1 FY08 as compared to forex loss of Rs 74 million in Q1 FY07.

•	Amortization was Rs. 351 million as compared to Rs. 388 million in Q1 FY07. This includes amortization relating to intangibles in betapharm, Spain (acquisition of products) and acquisition in Mexico.

•	Net income at Rs 1,825 million (15% of total revenues) as against Rs 1,398 million (10% of total revenues) in Q1 FY07. This translates to a diluted EPS of Rs 10.82 as against Rs 9.07 in Q1 FY07.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-23731946 ext. 308
Media
M Mythili at mythilim@drreddys.com or on +91-40-66511620
Notes
1.	In line with global disclosure standards, the company commenced reporting its financials on a consolidated basis since Q1 FY03.

2.	Current quarter financial discussions below are on a consolidated basis as per the US GAAP.

3.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)
	By:	/s/ V. Viswanath
Date: September 18, 2007		Name:	V. Viswanath
		Title:	Company Secretary